Exhibit 99.82
PRESS RELEASE
Aya Gold & Silver Unlocks Near-Term Value and Advances Environmental Remediation with Sale of Precious Metals from Legacy Boumadine Stockpile

Montreal, Quebec, November 19, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce the start of commercial production from a historical flotation stockpile of precious metal rich pyrite concentrate, located within its Boumadine mining license. Recovering these metals will help reduce the environmental footprint of past operations, support rehabilitation of the area, and generate positive cash flow contributing to the Boumadine project. The stockpile was generated during legacy lead and zinc flotation operations in the late 1980s and early 1990s.
Project Highlights
•Aya entered into an offtake agreement with an international buyer for the purchase of the legacy stockpile. (“Offtake Agreement”)
•Production volume: Monthly production and shipment of the historical flotation product over the next 20 to 24 months, or until recoverable material is exhausted, estimated at a rate of 10,000 tonnes (“t”) per month1.
•An estimated 2.5 million silver-equivalent ounces2 (“Moz AgEq”) to be produced and shipped over the above period.
•Average anticipated resource grades1 of approximately 2.30 grams per tonne ("g/t")1 Gold (“Au”) and 144 g/t1 Silver (“Ag”)
(1)See first line of table 55 of NI 43-101 Technical Report Preliminary Economic Assessment Boumadine polymetallic deposit (Au, Ag, Zn, Pb, Ge) in the Kingdom of Morocco, issued on May 24, 2019 prepared by GoldMinds Geoservices Inc., which the Corporation’s qualified persons have since verified.
(2)Based on the anticipated resource grade of 2.30 g/t for gold, and 144 g/t for silver, and a gold price of 4000$/oz and a silver price of 50$/oz, which equates to a gold to silver ratio of 80.
“The commercialization of the historical Boumadine stockpiles offers two key benefits. We are cleaning up legacy operations by removing unwanted acid-generating material from the site near the planned open pit and establishing commercial relationships with future offtakers of our pyrite product,” said Benoit La Salle, President & CEO. “Unlocking value from legacy pyrite concentrate highlights the commercial potential and marketability of the gold- and silver-rich pyrite concentrate that Boumadine will produce during operation.”

Project Overview
As part of historical operations at the Boumadine property, approximately 260 thousand tonnes (“kt”) of ore was mined, producing lead and zinc concentrates. Precious metal recoveries averaged approximately 30% for gold and 40% for silver, leaving by-products with commercially meaningful grades of both metals. The recoverable volume will be further refined during project execution.
Favourable market conditions, including precious metal prices, limited supply, and ongoing demand for sulfur, have created an opportunity to commercialize the historical flotation by-product. We have received interest from multiple offtakers, confirming market demand and commercially viable payable levels.
To support commercialization, Aya has mobilised a team, equipment and contractors for loading and handling and engaged surveying services to ensure precise tracking of operations. The logistics chain has been planned, with the product transported by truck from the site to an inland port, then by rail to the seaport, and finally shipped by container to offtakers. Sampling and analysis programs are in place to ensure quality and compliance throughout the shipment process.
As of the date of this press release, a total of 2,500t of product has already been loaded and shipped to the dry-port facility in Morocco, where it is being loaded in sea containers for final shipping to the client. The first payment from the offtaker is anticipated by year end. Cash generated by this operation will contribute to the development of the Boumadine project. The project seeks to limit environmental impact while maximizing recovery of marketable materials.
Qualified Person
The technical information contained in this press release have been reviewed and approved by Raphael Beaudoin, P. Eng, Vice-President, Operations, and by David Lalonde, B. Sc, P. Geo, Vice-President Exploration, each a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, including statements regarding expected production volume, the effectiveness of known process and recovery methods, the logistics chain for transportation, the ability of the offtaker to meet its obligations under the Offtake Agreement, the environmental impact of the recovery process, grades, recoveries, and the timing and results of planned operational activities. Forward-looking information is based on a number of assumptions, including assumptions regarding commodity prices, recoveries, operational performance, timing, and general business and economic conditions. Forward-looking information is inherently subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied.
Such risks and uncertainties include, but are not limited to, operational risks, changes in project parameters, fluctuations in commodity prices, equipment performance, permitting timelines, and general economic conditions. Although the Company believes the assumptions and expectations reflected in such forward-looking information are reasonable, no assurance can be given that these expectations will prove correct. The Company does not undertake to update any forward-looking information except in accordance with applicable securities laws. The operational forecasts contained in this release do not constitute an economic analysis of a mineral project under NI 43-101 and are limited to tailings-processing activities that do not form part of the Boumadine mineral resource or Boumadine PEA.
For a more detailed discussion of the risks and other factors that may affect the Corporation's ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the AIF and MD&A available on SEDAR+ at www.sedarplus.ca, which discussions are incorporated by reference in this news release, as well as the Corporation's other filings with the Canadian securities regulators.
Readers are advised and cautioned not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.
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